UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Bancorp Rhode Island, Inc.

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

059690 10 7

(CUSIP Number)

Margaret D. Farrell, Esquire

Hinckley, Allen & Snyder LLP

50 Kennedy Plaza, Suite 1500

Providence, Rhode Island 02903

(401) 274-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 059690 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Malcolm G. Chace

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	Not applicable.
	(b)	Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,904*

	8.	Shared Voting Power 543,377

	9.	Sole Dispositive Power 44,904*

	10.	Shared Dispositive Power 543,377

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 588,281*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5% (based upon 4,694,241 shares outstanding and assumes conversion of all exercisable options held by the reporting person.)

14.	Type of Reporting Person (See Instructions) IN

* Includes 11,000 shares held by trusts of which the Reporting Person is sole trustee and 1,000 shares which can be acquired pursuant to currently exercisable options.

Item 1.         Security and Issuer

Common Stock $0.01 par value per share (“Common Stock”), Bancorp Rhode Island, Inc., One Turks Head Place, Providence, Rhode Island 02903.

Item 2.         Identity and Background

(a)   Malcolm G. Chace;

(b)   c/o Point Gammon Corporation, One Providence Washington Plaza, 4th Floor, Providence, Rhode Island 02903;

(c)   Chairman of Bancorp Rhode Island, Inc., (the “Issuer”);

(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding;

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and the Reporting Person is not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and

(f)    United States.

Item 3.         Source and Amount of Funds or Other Consideration

The funds used to purchase certain securities herein described came from the personal resources of the Reporting Person.  Other securities described herein were granted by the Issuer as incentive compensation.

Item 4.         Purpose of Transaction

(a)-(b) The Reporting Person, who serves as Chairman of the Board of Directors of the Issuer, has acquired certain of the shares over time as an investment and other options as incentive compensation.  Other than as may be described herein, the Reporting Person has no plans, in his capacity as an individual investor, which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

On April 19, 2011, the Issuer and Brookline Bancorp, Inc. (“Brookline”) entered into the Merger Agreement.  Subject to the terms and conditions of the Merger Agreement, the Issuer will merge with and into Brookline (the “Merger”), with Brookline continuing as the surviving corporation (the “Surviving Company”).  As a result of the Merger, each share of Issuer’s common stock (“Common Stock”)  issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive, at the election of the holder, either (1) $48.25 in cash (the “Cash Consideration”), without interest, or (2) 4.686 shares of Brookline common stock (the “Stock Consideration”), subject to allocation and proration procedures which provide that, in the aggregate, 2,347,000 shares of Common Stock will be converted into the Stock Consideration and the remaining shares of outstanding Common Stock will be converted into the Cash Consideration.  The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by the Issuer’s shareholders and the receipt of applicable federal and state bank regulatory approvals.

The Reporting Person entered into a Voting Agreement with Brookline in connection with the Merger Agreement.  Pursuant to the Voting Agreement, the Reporting Person agreed to vote, and has granted to Brookline an irrevocable proxy and power of attorney to vote, his shares of Common Stock owned as of April 19, 2011 or acquired thereafter: (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Reporting Person contained in the Voting Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to the Issuer’s and Brookline’s respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

The term “Acquisition Proposal” is defined under the Merger Agreement as any inquiry, offer or proposal (other than an inquiry, offer or proposal from Brookline), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Issuer or any of its subsidiaries representing, in the aggregate, 15% or more of the assets of the Issuer and its subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of the Issuer or any of its subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of the Issuer or any of its subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

The Voting Agreement also provides that, except under certain limited circumstances, the Reporting Person will not sell, assign, transfer or otherwise dispose of or encumber any of the Reporting Person’s shares of Common Stock owned as of April 19, 2011 or acquired thereafter.  The Voting Agreement will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

The purpose of the transactions contemplated by the Voting Agreement is to support the consummation of the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) The Merger Agreement provides for Merrill W. Sherman, President and Chief Executive Officer of the Issuer, and another current director of the Issuer to be elected to the Board of Directors of the Surviving Company upon completion of the Merger and for Paul A. Perrault, Chief Executive Officer of Brookline, to replace Ms. Sherman on the Board of Directors of Bank Rhode Island, the Issuer’s bank subsidiary (“BankRI”). Also at the closing of the Merger, Ms. Sherman will retire from the Issuer and BankRI and Mark Meiklejohn, currently BankRI’s Executive Vice President and Chief Lending Officer, will become President and Chief Executive Officer of BankRI.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(g) Not applicable.

(h) - (i) If the Merger is consummated as planned, the Issuer’s common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the NASDAQ Global Select Market.

(j) Other than as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by the terms of such documents, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

(a)     The aggregate number of securities identified pursuant to Item 1 is 588,281 which includes (i) 32,904 shares of which are held in a Grantor Trust over which the Reporting Person has sole voting power and sole power to direct the disposition, (ii) 11,000 shares of which are held in trust for which the Reporting Person acts as sole trustee and over which the Reporting Person has sole voting power and sole power to direct the disposition, (iii) 123,523 shares of which are held in trusts for which the Reporting Person acts as co-trustee and over which the Reporting Person shares voting power and the power to direct the disposition, (iv) 405,354 shares of which are held in trusts for which an immediate family member of the Reporting Person acts as a trustee and over which the Reporting Person is deemed to share voting power and the power to direct the disposition, (v) 10,000 shares are held by a non-profit corporation of which the Reporting Person is President, (vi) 4,500 shares of which are owned by the Reporting Person’s spouse and (vii) 1,000 shares that may be acquired upon exercise of options.  The Reporting Person expressly disclaims any economic or beneficial interest in 32,325 of the shares held by certain trusts referenced in clause (ii) and (iii) and the 10,000 shares held by a non-profit corporation referenced in clause (v) with respect to which the Reporting Person has voting power but no pecuniary interest..

(b)     The number of shares as to which there is sole power to vote or to direct the vote is 44,904 which includes 11,000 shares held by trusts of which the Reporting Person is sole trustee and 1,000 shares which can be acquired pursuant to currently exercisable options; the number of shares as to which there is sole power to dispose or to direct the disposition is 44,904 which includes 11,000 shares held by trusts of which the Reporting Person is sole trustee and 1,000 shares which can be acquired pursuant to currently exercisable options; the number of shares as to which there is shared power to dispose or to direct the disposition is 543,377.

(c)     On April 5, 2011, a limited liability company of which the Reporting Person is a principal purchased 3,300 of the Issuer’s Common Stock.  This purchase was not made at the direction of or with the authority of the reporting person but rather at the sole discretion of the broker for the entity. Upon learning of the purchase of the shares, the Reporting Person directed the broker to sell the shares as they were not purchased in accordance with the Issuer’s trading policy for officers and directors, which limits trading in the issuer’s stock to a 30 day window following the release of quarterly earnings. The 3,300 shares of Common Stock were sold on April 11, 2011;

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;

(e)     Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.         Material to be Filed as Exhibits

Exhibit 1:

Agreement and Plan of Merger, dated as of April 19, 2011, by and between Bancorp Rhode Island, Inc. and Brookline Bancorp, Inc. (Incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on April 22, 2011)

Exhibit 2:	Form of Voting Agreement by and between Brookline Bancorp, Inc. and Malcolm G. Chace, dated as of April 19, 2011

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated	April 29, 2011

/s/ Malcolm G. Chace
Name/Title	Malcolm G. Chace